Prospectus Supplement No. 3

(to Resale Prospectus dated May 25, 2021)

Registration File No. 333-252810

Prospectus Supplement No. 2

(to PIPE Resale Prospectus dated May 25, 2021)

Registration File No. 333-251390

Filed Pursuant to Rule 424(b)(3)

Rush Street Interactive, Inc.

184,364,810 Shares of Class A Common Stock

This Prospectus Supplement, dated November 10, 2021, is being filed by Rush Street Interactive, Inc. (the “Company”) to update and supplement the information contained in the Company’s (i) prospectus, dated May 25, 2021 (as amended and supplemented from time to time, the “Resale Prospectus”), which forms a part of the Company’s Registration Statement on Form S-1 (Registration No. 333-252810), as amended from time to time, and (ii) prospectus, dated May 25, 2021 (as amended and supplemented from time to time, the “PIPE Resale Prospectus” and together with the Resale Prospectus, the “Prospectuses”), which forms a part of the Company’s Registration Statement on Form S-1 (Registration No. 333-251390), as amended from time to time. This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information contained in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on November 10, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Resale Prospectus relates to the offer and sale, from time to time, by the selling holders identified in the Resale Prospectus, or their permitted transferees, of up to 168,321,808 shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”). The PIPE Resale Prospectus relates to the resale from time to time by the selling stockholders named in the PIPE Resale Prospectus, or their permitted transferees, of up to 16,043,002 shares of Class A Common Stock.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and if there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock is traded on The New York Stock Exchange under the symbol “RSI”. On November 8, 2021, the closing price of our Class A Common Stock was $19.79 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 19 of the Resale Prospectus and page 18 of the PIPE Resale Prospectus, and under similar headings in any further amendments or supplements to the Prospectuses before you decide whether to invest in the Company’s securities.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectuses or determined if the Prospectuses or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 10, 2021

RUSH STREET INTERACTIVE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39232	84-3626708
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

900 N. Michigan Avenue, Suite 950

Chicago, Illinois 60611

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (312) 915-2815

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	RSI	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On November 10, 2021, Rush Street Interactive, Inc. (the “Company”) issued a press release announcing the Company’s financial results for the third quarter ended September 30, 2021.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is hereby incorporated by reference in this Item 2.02. The information and exhibit contained in this Item 2.02 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated November 10, 2021, reporting financial results for the third quarter ended September 30, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUSH STREET INTERACTIVE, INC.

	By:	/s/ Kyle Sauers
Name: Kyle Sauers
Title: Chief Financial Officer

Dated: November 10, 2021

Exhibit 99.1

RUSH STREET INTERACTIVE ANNOUNCES THIRD QUARTER 2021 RESULTS AND
RAISES FULL YEAR 2021 GUIDANCE

- Third Quarter Revenue of $122.9 Million, up 57% Year-over-Year -

- Full Year 2021 Revenue Guidance Raised to between $480 and $500 Million -

CHICAGO – November 10, 2021 – Rush Street Interactive, Inc. (NYSE: RSI) (“RSI”), a leading online casino and sports betting company in the United States, today announced financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

•	Revenue was $122.9 million during the third quarter of 2021, an increase of 57%, compared to $78.2 million during the third quarter of 2020.
•	Net loss was $18.9 million during the third quarter of 2021, compared to a net loss of $26.5 million during the third quarter of 2020.
•	Adjusted EBITDA[1] loss was $12.2 million during the third quarter of 2021, compared to an Adjusted EBITDA of $1.0 million during the third quarter of 2020.
•	Adjusted advertising and promotions expense[1] was $45.4 million, or 37% of revenue, during the third quarter of 2021, compared to $17.5 million during the third quarter of 2020.
•	Real-Money Monthly Active Users (“MAUs”) in the United States for the third quarter of 2021 were up 26% year-over-year with average revenue per MAU (“ARPMAU”) of $380 during the third quarter of 2021.
•	As of September 30, 2021, RSI had $347 million of unrestricted cash and cash equivalents.

Richard Schwartz, Chief Executive Officer of RSI, said, “We are very encouraged by the ongoing execution of our business strategy across the entire organization. New market access and launches have continued to be a significant driver of our overall success. We have recently launched the PlaySugarHouse online sportsbook and four of the fifteen planned retail sportsbooks in Connecticut. RSI is one of only three permitted operators in the state and is the exclusive partner of the Connecticut Lottery. Additionally, we recently launched with the BetRivers brand for online sports betting in Arizona via our partnership with the Arizona Rattlers, as well as our social gaming platform, CASINO4FUN® in Ontario which will set the stage for future incremental revenues when the Ontario market goes live. Earlier this week, RSI was selected by the State of New York as one of just nine operators permitted to offer mobile sports wagering in the state. Upon launch of its online sportsbook in New York, RSI will be one of only three companies with online gaming market access in New York, New Jersey, and Connecticut. The New York City media market, the largest media market in the nation, taps into all three states in the tri-state region, giving RSI significant long-term marketing efficiencies.

“In addition to growing our current markets, we have worked to expand our bet offerings to existing customers. Single-game-parlay markets are now live in all of our sports betting states and we have launched BetRivers.com and PlaySugarHouse.com branded, live-casino studios for players in Pennsylvania and New Jersey. Our exclusive partnership with Magic City Jai-Alai allows us to offer sports betting on the fast-action sport.”

1 This is a non G AAP financial measure. Please see “Non GAAP Financial Measures” for more information about this non GAAP financial measure and “Reconciliations of GAAP to Non GAAP Financial Measures” for a reconciliation of the most comparable measure calculated in accord ance with GAAP to this non GAAP financial measure.

“Our solid execution is also being recognized within our industry. We were recently awarded ‘Sportsbook of the Year' at the SBC Latinoamérica Awards 2021 and shortlisted for ‘Casino Operator of the Year,’ ‘Social Operator of the Year’ and ‘Leader of the Year’ at the SBC Awards North America to be held in early December. Additionally, in the most recent quarterly update, our BetRivers sportsbook mobile app was rated #3 out of 35 total apps in the US Market by Eilers & Krejcik. We are thankful for the recognitions and believe that they provide further validation of our success in providing a premier experience to our customers.”

Increasing 2021 Revenue Guidance

RSI expects revenues for the full year ending December 31, 2021 to be between $480 and $500 million, up from its previous guidance of between $465 and $495 million. At the midpoint of the range, revenue of $490 million represents 76% year-over-year growth when compared to $278.5 million of revenues for 2020. This increase reflects RSI’s strong results for the first three quarters of 2021 and further anticipated growth in the fourth quarter of this year.

This range is based on certain assumptions, including that (i) only operations in live jurisdictions as of today’s date are included, (ii) all professional and college sports calendars that have been announced come to fruition, including the completion of their 2021 seasons, and (iii) RSI continues to operate in markets in which it is live today.

Recent Business Highlights

•	Launched PlaySugarHouse online sportsbook in Connecticut, along with four of the fifteen planned retail sportsbooks, as the exclusive sportsbook partner of the Connecticut Lottery, and as one of just three permitted online operators in the state.
•	Launched online sports betting in Arizona via our partnership with the Arizona Rattlers. RSI will serve as the team’s operating partner for online sports betting, having secured one of the ten sports wagering licenses in the state.
•	Entered the Canadian market early with the launch of our social gaming platform, CASINO4FUN®, in the province of Ontario at BetRivers.net.
•	Selected by the State of New York as one of only nine operators that are licensed to offer mobile sports wagering in the state.
•	Awarded Sportsbook of the Year at the SBC Awards Latinoamérica and shortlisted for three SBC North America awards including Casino Operator, Social Operator, and Leader of the Year.
•	Announced an exclusive partnership with Magic City Jai-Alai to offer sports betting on the fast-action sport of jai alai.
•	Launched BetRivers.com and PlaySugarHouse.com branded, live-casino studios for players in Pennsylvania and New Jersey.
•	Formed brand ambassador partnerships with tennis great and respected TV tennis analyst, James Blake, and three-time Super Bowl champion and NFL broadcasting veteran, Mark Schlereth.
•	Launched “CityCasts,™”city-specific sports betting audio and video podcasts in major cities across the U.S. for BetRivers and PlaySugarHouse brands.
•	Partnered with the American Gaming Association's Have A Game Plan.® Bet Responsibly.™ Campaign focused on educating sports fans about the core principles of responsible sports betting.

Technology Updates

•	RSI mobile sportsbook app independently rated #3 out of 35 apps in the U.S. market in October 2021 by Eilers & Krejcik.
•	Remain on track to launch our integrated iOS sportsbook-casino app by year end.
•	Offering single-game-parlays in all of our online sports betting jurisdictions.
•	Launched RushArenaTM, a proprietary multi-player tournament engine that advances the quality of our online casino player experience.

Earnings Conference Call and Webcast Details

RSI will host a conference call and audio webcast today at 5:00 p.m. Eastern Time (4:00 p.m. Central Time), during which management will discuss third quarter results and provide commentary on business performance and its current outlook for 2021. A question-and-answer session will follow the prepared remarks.

The conference call may be accessed by dialing 1-844-200-6205 for domestic callers or +1-929-526-1599 for international callers. The conference call access code is 309541.

A live audio webcast of the earnings conference call may be accessed on RSI’s website at ir.rushstreetinteractive.com, along with a copy of this press release and an investor slide presentation. The audio webcast and investor slide presentation will be available on RSI’s investor relations website until at least December 10, 2021.

About Rush Street Interactive

RSI is a trusted online gaming and sports entertainment company focused on regulated markets in the United States and Latin America. Through its brands, BetRivers.com and PlaySugarHouse.com, RSI was an early entrant in many regulated jurisdictions and is currently live with real-money mobile, online and/or retail operations in twelve U.S. states: Pennsylvania, Illinois, New Jersey, New York, Connecticut, Michigan, Indiana, Virginia, Colorado, Iowa, West Virginia, and Arizona. RSI is also active internationally, offering its online casino and sportsbook in the regulated gaming market of Colombia on RushBet.co. RSI offers, through its proprietary online gaming platform, some of the most popular online casino games and sports betting options in the United States. Founded in 2012 in Chicago by gaming industry veterans, RSI was named the 2020 Global Gaming Awards Digital Operator of the Year and the 2021 EGR North America Awards Casino Operator of the Year, Customer Services Operator of the Year and Social Gaming Operator of the Year. RSI is committed to industry-leading responsible gaming practices and seeks to provide its customers with the resources and services they need to play responsibly. For more information, visit www.rushstreetinteractive.com.

Non-GAAP Financial Measures

In addition to providing financial measurements based on accounting principles generally accepted in the United States (“GAAP”), this press release includes certain financial measures that are not prepared in accordance with GAAP, including Adjusted EBITDA, Adjusted Operating Costs and Expenses, Adjusted Net Loss Per Share, Adjusted Net Loss and Adjusted Weighted Average Common Shares Outstanding, each of which is a non-GAAP performance measure that RSI uses to supplement its results presented in accordance with GAAP. A reconciliation of each such non-GAAP financial measure to the most directly comparable GAAP financial measure can be found below. RSI believes that presentation of these non-GAAP financial measures provides useful information to investors regarding RSI’s results of operations and operating performance, as they are similar to measures reported by its public competitors and are regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for any GAAP financial measures and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

RSI defines Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, share-based compensation, adjustments for certain one-time or non-recurring items and other adjustments. Adjusted EBITDA excludes certain expenses that are required in accordance with GAAP because certain expenses are either non-cash (for example, depreciation and amortization, and share-based compensation) or are not related to our underlying business performance (for example, interest income or expense).

RSI defines Adjusted Operating Costs and Expenses as RSI’s GAAP operating costs and expenses adjusted to exclude the impacts of share-based compensation, certain one-time or non-recurring items and other adjustments. Adjusted Operating Costs and Expenses excludes certain expenses that are required in accordance with GAAP because certain expenses are either non-cash (for example, share-based compensation) or are not related to our underlying business performance.

RSI defines Adjusted Net Loss Per Share as Adjusted Net Loss divided by Adjusted Weighted Average Common Shares Outstanding. Adjusted Net Loss is defined as net loss attributable to Rush Street Interactive, Inc. as used in the diluted net loss per share calculation, adjusted for the reallocation of net loss attributable to noncontrolling interests, share-based compensation, certain one-time or non-recurring items and other adjustments. Adjusted Weighted Average Common Shares Outstanding is defined as the weighted average number of common shares outstanding as used in the diluted net loss per share calculation, adjusted for the assumed conversion of the noncontrolling interest’s Rush Street Interactive, LP Class A units to Class A common stock of RSI on a one-to-one-basis.

RSI includes these non-GAAP financial measures because management uses them to evaluate RSI’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Management believes that these non-GAAP financial measures provide investors with useful information on RSI’s past financial and operating performance, enable comparison of financial results from period-to-period where certain items may vary independent of business performance, and allow for greater transparency with respect to metrics used by RSI’s management in operating our business. Management also believes these non-GAAP financial measures are useful in evaluating our operating performance compared to that of other companies in our industry, as these metrics generally eliminate the effects of certain items that may vary from company to company for reasons unrelated to overall operating performance.

Key Metrics

RSI provides certain key metrics, including MAUs and ARPMAU, in this press release. RSI defines MAUs as the number of unique players per month who have placed at least one real-money bet across one or more of our online casino or online sports betting offerings, and it defines ARPMAU as average revenue for the applicable period divided by the average MAUs for the same period.

The numbers RSI uses to calculate MAUs and ARPMAU are based on internal RSI data. While these numbers are based on what RSI believes to be reasonable judgments and estimates of our customer base for the applicable period of measurement, there are inherent challenges in measuring usage and engagement with respect to our online offerings across our customer base. Such challenges and limitations may also affect RSI’s understanding of certain details of its business. In addition, RSI’s key metrics and related estimates, including the definitions and calculations of the same, may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in operations, offerings, methodology and access to information. RSI regularly reviews, and may adjust its processes for calculating, its internal metrics to improve their accuracy.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. RSI's actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding guidance, RSI’s future results of operations or financial condition, RSI’s strategic plans and focus, anticipated launches of RSI’s current or new offerings in existing or future jurisdictions, player growth and engagement, product initiatives and the objectives of management for future operations. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside RSI's control and are difficult to predict. Factors that may cause such differences include, without limitation: changes in applicable laws or regulations; RSI’s ability to manage growth; RSI’s ability to execute our business plan and meet its projections; unanticipated product or service delays; general economic and market conditions impacting the demand for RSI’s products and services; economic and market conditions in the gaming, entertainment and leisure industry in the markets in which RSI operates; the potential adverse effects of the COVID-19 pandemic on capital markets, general economic conditions, unemployment and RSI’s liquidity, operations and personnel; and other risks and uncertainties indicated from time to time in RSI's filings with the SEC. RSI cautions that the foregoing list of factors is not exclusive. RSI cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. RSI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Media Contacts:

Jonathan Gasthalter / Carissa Felger / Nathaniel Garnick

(312) 319-9233 / (212) 257-4170

rsi@gasthalter.com

or

Lisa Johnson

(609) 788-8548

lisa@lisajohnsoncommunications.com

Investor Contact:

ir@rushstreetinteractive.com

Rush Street Interactive, Inc.

Consolidated Condensed Statements of Operations and Comprehensive Loss

(Unaudited and in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$122,920	$78,237	$357,540	$178,452

Operating costs and expenses
Costs of revenue	81,221	47,107	245,668	118,774
Advertising and promotions	46,077	17,506	125,836	33,421
General administration and other	12,318	39,650	40,650	114,815
Depreciation and amortization	1,007	452	2,595	1,368
Total operating costs and expenses	140,623	104,715	414,749	268,378
Loss from operations	(17,703)	(26,478)	(57,209)	(89,926)

Other income (expenses)
Interest expense, net	(11)	(16)	(41)	(101)
Change in fair value of warrant liabilities	—	—	41,802	—
Change in fair value of earnout interests liability	—	—	(13,740)	—
Total other income (expenses)	(11)	(16)	28,021	(101)
Loss before income taxes	(17,714)	(26,494)	(29,188)	(90,027)

Income tax expense	1,225	—	3,781	—
Net loss	$(18,939)	$(26,494)	$(32,969)	$(90,027)

Net loss attributable to non-controlling interests	(13,639)	—	(23,885)	—
Net loss attributable to Rush Street Interactive, Inc.	$(5,300)	$(26,494)	$(9,084)	$(90,027)

Net loss per common share attributable to Rush Street Interactive, Inc. – basic	$(0.09)	N/A	$(0.16)	N/A
Weighted average common shares outstanding – basic	59,191,384	N/A	55,148,218	N/A

Net loss per common share attributable to Rush Street Interactive, Inc. – diluted	$(0.09)	N/A	$(0.33)	N/A
Weighted average common shares outstanding – diluted	59,191,384	N/A	56,488,691	N/A

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net loss	$(18,939)	$(26,494)	$(32,969)	$(90,027)

Other comprehensive loss
Foreign currency translation adjustment	(168)	(134)	(1,060)	(444)
Comprehensive loss	$(19,107)	$(26,628)	$(34,029)	$(90,471)

Comprehensive loss attributable to non-controlling interests	(13,762)	—	(24,685)	—
Comprehensive loss attributable to Rush Street Interactive, Inc.	$(5,345)	$(26,628)	$(9,344)	$(90,471)

Rush Street Interactive, Inc.

Reconciliations of GAAP to Non-GAAP Financial Measures

(Unaudited and in thousands)

Adjusted EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net loss	$(18,939)	$(26,494)	$(32,969)	$(90,027)

Interest expense, net	11	16	41	101
Income tax expense	1,225	—	3,781	—
One-time payment from Affiliated casino	—	(9,000)	—	(9,000)
Depreciation and amortization	1,007	452	2,595	1,368
Change in fair value of warrant liability	—	—	(41,802)	—
Change in fair value of earnout interests liability	—	—	13,740	—
Share-based compensation expense	4,468	36,023	20,705	103,282
Adjusted EBITDA	$(12,228)	$997	$(33,909)	$5,724

Adjusted Operating Costs and Expenses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
GAAP operating costs and expenses:
Costs of revenue	$81,221	$47,107	$245,668	$118,774
Advertising and promotions	46,077	17,506	125,836	33,421
General administration and other	12,318	39,650	40,650	114,815
Depreciation and amortization	1,007	452	2,595	1,368
Total operating costs and expenses	$140,623	$104,715	$414,749	$268,378

Non-GAAP operating cost and expense adjustments:
Costs of revenue[1]	$(298)	$9,000	$(1,511)	$9,000
Advertising and promotions[2]	(637)	—	(2,971)	—
General administration and other[2]	(3,533)	(36,023)	(16,223)	(103,282)
Depreciation and amortization	—	—	—	—
Total non-GAAP operating cost and expense adjustments	$(4,468)	$(27,023)	$(20,705)	$(94,282)

Adjusted operating costs and expenses:
Costs of revenue	$80,923	$56,107	$244,157	$127,774
Advertising and promotions	45,440	17,506	122,865	33,421
General administration and other	8,785	3,627	24,427	11,533
Depreciation and amortization	1,007	452	2,595	1,368
Total adjusted operating costs and expenses	$136,155	$77,692	$394,044	$174,096

[1]	Non-GAAP Operating Costs and Expense Adjustments for the three and nine months ended September 30, 2021 include Share-based compensation, while Non-GAAP Operating Costs and Expense Adjustments for the three and nine months ended September 30, 2020 include a one-time payment from Affiliated casino.
[2]	Share-based compensation.

Rush Street Interactive, Inc.

Reconciliations of GAAP to Non-GAAP Financial Measures

(Unaudited and in thousands)

Adjusted Net Loss, Adjusted Weighted Average Common Shares Outstanding and Adjusted Net Loss Per Share:

	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Adjusted Net Loss
Net loss attributable to Rush Street Interactive, Inc. – diluted[1]	$(5,300)	$(18,653)
Adjustments:
Add: Net loss attributable to non-controlling interests	(13,639)	(23,885)
Less: Change in fair value of warrant liabilities attributable to noncontrolling interests	—	(32,233)
Add: Change in fair value of earnout interests liability	—	13,740
Add: Share-based compensation expense	4,468	20,705
Adjusted Net Loss	$(14,471)	$(40,326)

Adjusted Weighted Average Common Shares Outstanding
Weighted average common shares outstanding – diluted[2]	59,191,384	56,488,691
Adjustments:
Add: Conversion of weighted average RSILP units to Class A Common Shares	159,986,105	159,335,977
Adjusted Weighted Average Common Shares Outstanding	219,177,489	215,824,668

Net loss per common share attributable to Rush Street Interactive, Inc. – diluted:	$(0.09)	$(0.33)
Adjusted Net Loss per Share	$(0.07)	$(0.19)

[1]	Net loss attributable to Rush Street Interactive, Inc. – diluted for the nine months ended September 30, 2021, includes the Net loss attributable to Rush Street Interactive, Inc. adjusted for the dilutive effect of previously outstanding warrants that were redeemed in March 2021 (i.e., the portion of the change in fair value of warrants attributed to Rush Street Interactive Inc.). There was no dilutive effect for the three months ended September 30, 2021.
[2]	Weighted average common shares outstanding – diluted for the nine months ended September 30, 2021, includes the basic number of weighted average common shares outstanding, adjusted for the dilutive effect of previously outstanding warrants that were redeemed in March 2021 using the Treasury Stock Method. There was no dilutive effect for the three months ended September 30, 2021.